Mail Stop 6010

      November 2, 2005



VIA U.S. MAIL AND FAX (650) 567-5152

Mr. Kevin C. Eichler
Vice President and Chief Financial Officer
MIPS Technologies, Inc.
1225 Charleston Road
Mountain View, California 94043

	Re:	MIPS Technologies, Inc.
		Form 10-K for the year ended June 30, 2005
		Filed September 9, 2005
		File No. 000-24487


Dear Mr. Eichler:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended June 30, 2005

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 36

1. We see that you have multiple revenue generating activities, including licensing of technology, royalty agreements, and maintenance and support contracts. Please tell us and revise future filings to disclose how EITF 00-21 impacts your revenue recognition for each type of revenue source.

2. We noted that payments for licensing your technology generally include a nonrefundable technology license fee for currently available technology or a nonrefundable engineering service fee, which generally is payable upon achievement of defined milestones. Please explain to us in greater detail when you recognize amounts received under license agreements as revenue. It appears from your disclosure that you recognize all license fees as revenue upon execution of the license agreement, however, it also appears that you may have continuing obligations under certain arrangements. Please cite the authoritative accounting literature upon which you based your accounting. Consider expanding your revenue policy disclosures in future filings to address our concerns.

3. We see that you reduced your royalty revenue by $900,000 in the second quarter of fiscal 2005 due to an over-reporting by one of your licensees. Please clarify for us when this error was detected and whether you restated any previously issued financial statements or quarterly data. If not restated, please tell us why no restatement was necessary. We may have further comments after reviewing your response.
















Form 8-K dated October 20, 2005

4. We note that you present non-GAAP measures in the form of a statement of operations. That format may be confusing to investors as it reflects several non-GAAP measures, including research and development, sales and marketing as well as general and administrative line items that exclude GAAP amounts and which have not been identified or individually described to investors. In addition, you have not explained your purpose for presenting non-GAAP operational measures that are the same as the GAAP amounts.
Please
note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP
Financial
Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented.

a) To eliminate investor confusion, please remove the non-GAAP statements of operation format from future filings and instead only disclose those non-GAAP measures used by management with the appropriate reconciliations.

b) Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

?	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
551-
3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant
Mr. Kevin C. Eichler
MIPS Technologies, Inc.
November 2, 2005
Page 1